AB 3/27/06

06006639

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 51583

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 2 8 2006 DIVISION OF MARKET REGULATION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

S. G. MARTIN SECURITIES LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 BROADWAY
(No. and Street)

ROCKY POINT	NEW YORK	11778
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EMANUEL PANTELAKIS 631-209-0090
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KOSHERS & COMPANY
(Name — *if individual, state last, first, middle name*)

1094 MERRICK AVENUE	MERRICK	NY	11566
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAY 0 1 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, EMANUEL PANTELAKIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of S.G. MARTIN SECURITIES LLC, as of DECEMBER 31, 192005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

ELLEN PANTELAKIS
Notary Public, State Of New York
No. 01PA5011935
Qualified In Queens County
Commisssion Expires June 15, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

S. G. MARTIN SECURITIES LLC

FINANCIAL STATEMENTS

ADDITIONAL INFORMATION

DECEMBER 31, 2005

KOSHERS & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

STEPHEN KOSHERS, C.P.A.
MITCHELL H. KOSHERS, C.P.A.

JOSEPH CIPOLLONE, C.P.A.
BRYAN KOSHERS, C.P.A.

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors of
S. G. Martin Securities LLC

We have audited the accompanying statement of financial condition of S. G. Martin Securities LLC as of December 31, 2005 and the related statements of income, changes in stockholders' equity, changes in subordinated borrowings and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of S. G. Martin Securities LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented to comply with the requirements of Rule 17a-5 of the Securities and Exchange Act of 1934 and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Koshers & Company

February 25, 2006
Merrick, New York

1094 MERRICK AVENUE • MERRICK, NEW YORK 11566 • (516) 481-1515 • FAX (516) 481-1784

Exhibit A

S. G. MARTIN SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Current Assets		
Cash and Cash Equivalents	$	-0-
Receivables From Brokers		164,860
Securities Owned:		
Marketable - at market value		304,825
Not Readily Marketable - At Estimated Fair Value		211,887
Total Current Assets		681,572
Other Assets		
Deposits and Advances		28,550
Total Assets	$	710,122

See Notes To Financial Statements.

Exhibit A-1

S. G. MARTIN SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

LIABILITIES & MEMBER'S EQUITY

CURRENT LIABILITIES		
Accounts Payable and Accrued Expenses	$	150,086
Payable To Brokers		4,890
Total Current Liabilities		154,976
MEMBER'S EQUITY		
Accumulated Equity (Exhibit C)		555,146
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	710,122

See Notes To Financial Statements.

Exhibit B

S. G. MARTIN SECURITIES LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES	
Commissions	$ 329,612
Realized Gain\(Losses) On Firm Trading Investments	(188,827)
Investment Banking Fees	571,225
Other Income	995
Total Income	713,005
EXPENSES	
Salaries - Trading	251,505
- Administration	2,016
- Member Compensation	19,337
Employee Payroll Taxes	26,421
Clearing, Commissions and Brokerage Charges	144,154
Regulatory Fees and Expenses	30,989
Occupancy Costs - Rent	35,074
- Utilities and Taxes	7,765
Office, Administrative and Other Operating Expenses	91,006
Professional Fees	27,238
Communication	18,059
Interest Expense	44,807
Total Expenses	698,371
NET INCOME	$ 14,634

See Notes to Financial Statements.

Exhibit C

S. G. MARTIN SECURITIES LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

Balance - January 1, 2005	$ 440,555
Net Income	14,634
Capital Contributions	99,957

Balance - December 31, 2005 (Exhibit A)	$ 555,146
	=======

See Notes To Financial Statements.

Exhibit D

S. G. MARTIN SECURITIES LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 14,634
Adjustments To Reconcile Net (Loss) To Net Cash	
Provided By Operating Activities:	
Changes In Operating Assets And Liabilities:	
(Increase) Decrease In:	
Receivables from Brokers	(8,959)
Securities Owned	(124,199)
Prepaid Expenses And Other Assets	5,500
Increase (Decrease) In:	
Accounts Payable And Accrued Expenses	12,662
Securities Sold, Not Yet Owned	(4,485)
Payable to Brokers	4,890
Cash Flows From Financing Activities	
Proceeds From Contributions To	
Additional Paid-In Capital	99,957
Decrease In Cash And Equivalents	-0-
Cash And Cash Equivalents - Beginning	-0-
Cash And Cash Equivalents - End	$ -0-

See Notes To Financial Statements.

S. G. MARTIN SECURITIES LLC
SUPPLEMENTARY INFORMATION - COMPUTATION OF
NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

Computation of Net Capital	
Total Stockholder's Equity Qualified For Net Capital	$ 555,146
Deductions	
Other	240,437
Net Capital Before Haircuts	314,709
Haircuts On Securities	
Other Securities	45,724
Undue Concentration	36,179
Net Capital	$ 232,806
Computation Of Basic Net Capital Requirement	
Computation Of Aggregate Indebtedness -	
Total Liabilities	154,979
Aggregate Indebtedness	154,979
Minimum Net Capital Requirement - 6.2/3% of Adjusted Aggregate Indebtedness	10,331
Net Capital Requirement	100,000
Net Capital In Excess Of Requirement	132,806
Ratio Of Aggregate Indebtedness To Net Capital	66.57%

There were no material differences noted between the computation of net capital under Rule 15c3-1 of the Securities Exchange Act of 1934 as reported above and as contained in the unaudited FOCUS report dated December 31, 2005, as filed by the Company.

S. G. MARTIN SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE 1- ORGANIZATION

S. G. Martin Securities LLC, (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. ("NASD"). The Company commenced brokerage operations on November 24, 1999, the date on which it became an NASD member firm. The Company is wholly-owned by Westwind Holdings LLC("Holdings").

The Company executes principal and agency transactions in listed and over-the-counter securities, makes markets in over-the-counter equities and engages in investment banking activities. All customer transactions are cleared on a fully disclosed basis through an independent clearing firm. Accordingly, the Company does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions, including gains from securities trading and commission revenue and expense, on a settlement-date basis.

Securities owned are carried at market value with unrealized gains and losses reflected in income. Securities positions consist entirely of publicly traded equities.

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used.

NOTE 3 - INCOME TAXES

As a single member LLC, the Company files income tax returns in combination with Holdings. The combined entity is not subject to federal or state income taxes. The members of Holdings report their proportionate share of membership taxable income or loss in their respective income tax returns.

NOTE 4 - CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and securities inventories. The Company maintains all inventory positions at its clearing firm.

NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company executes, as principal and agent, securities transactions on behalf of its customers and for its own account. If counter-parties fail to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company attempts to mitigate the risk of default by reviewing, as necessary, the credit standing of a counter-party.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $ 232,806 which is $132,806 in excess of its required net capital of $ 100,000. The Company's net capital ratio of aggregate indebtedness to net capital was 66.57%.

KOSHERS & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

STEPHEN KOSHERS, C.P.A.
MITCHELL H. KOSHERS, C.P.A.

JOSEPH CIPOLLONE, C.P.A.
BRYAN KOSHERS, C.P.A.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To The Board of Directors of
S. G. Martin Securities LLC

In planning and performing our audit of the financial statements of S. G. Martin Securities LLC for the year ended December 31, 2005 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the basic financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's abovementioned

1094 MERRICK AVENUE • MERRICK, NEW YORK 11566 • (516) 481-1515 • FAX (516) 481-1784

objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure, errors, irregularities, or instances of noncompliance may nevertheless occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Ace of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

To The Board of Directors of
S. G. Martin Securities LLC
Page Three

This report is intended solely for the information and use of the Board of Directors, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Koshers & Company

February 25, 2006
Merrick, New York